UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA INTRAMART CORPORATION’S ANNOUNCEMENT OF THE DIFFERENCES BETWEEN NON-CONSOLIDATED EARNINGS FOR THE FISCAL YEARS ENDED MARCH 31, 2016 AND MARCH 31, 2015

On April 27, 2016, the registrant filed with the Tokyo Stock Exchange a notice regarding its subsidiary NTT DATA INTRAMART CORPORATION’s announcement regarding the differences between non-consolidated earnings for the fiscal years ended March 31, 2016 and March 31, 2015. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: April 27, 2016

April 27, 2016

Company Name: NTT DATA INTRAMART CORPORATION

Representative: Yoshihito Nakayama, President and Chief Executive Officer

(Code No.: 3850, Tokyo Stock Exchange Mothers Market)

For inquiries: Makoto Suzuki, Director and General Manager, Management Headquarters

Tel: +81-3-5549-2821

Parent Company: NTT DATA Corporation

Representative: Toshio Iwamoto, President and Chief Executive Officer

(Code No.: 9613, First section of Tokyo Stock Exchange)

Parent Company: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice regarding NTT DATA INTRAMART CORPORATION’s Announcement of the Differences between

Non-Consolidated Earnings for the Fiscal Years Ended March 31, 2016 and March 31, 2015

NTT DATA INTRAMART CORPORATION (the “Company”) has announced today the differences between its non-consolidated earnings for the fiscal years ended March 31, 2016 and March 31, 2015, as further described below.

1.	Differences in Non-Consolidated Earnings

	(Millions of yen, except for Earnings per Share and percentages)
	Operating Revenues	Operating Income	Income before Income Taxes	Net Income	Earnings per Share
Previous period results (A) (fiscal year ended March 31, 2015)	3,488	307	157	5	1.15 yen
Current period results (B) (fiscal year ended March 31, 2016)	4,330	463	409	252	50.98
Change (B-A)	841	155	252	246	—
Percentage change (%)	24.1	50.6	160.5	—	—

2.	Reasons for the Differences

Operating revenues for the fiscal year ended March 31, 2016 increased from the previous fiscal year due to strong performance of sales of higher-end models for basic products that streamlined operation processes and worked together with main business software programs in the package business, and due to robust business orders received for ongoing projects from financial institutions, and also due to cloud-related SI projects and business consulting services in its services business.

Operating income also increased from the previous fiscal year due to an increase in profit associated with the increase in operating revenues.